Exhibit 21.1

FIESTA RESTAURANT GROUP, INC.

Subsidiaries of the Registrant

Name	State of Incorporation or Organization

Pollo Franchise, Inc.	Florida

Pollo Operations, Inc.	Florida

Taco Cabana, Inc.	Delaware

TP Acquisition Corp.	Texas

T.C. Management, Inc.	Delaware

Texas Taco Cabana, L.P.	Texas

Cabana Bevco, LLC	Texas

TC Bevco, LLC	Texas

Cabana Beverages, Inc.	Texas

TPAQ Holding Corporation	Delaware